Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. REPORTS
SECOND QUARTER RESULTS

TORONTO, July 24, 2003 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the second quarter ended June 30, 2003. All amounts are expressed in U.S. dollars.

“The lodging industry faced an exceptionally challenging environment during the second quarter as a result of severe acute respiratory syndrome (“SARS”), the war in Iraq and the ongoing weakness in the U.S. and global economies. In particular, concerns relating to SARS have significantly impacted Canadian travel and tourism,” said William R. Fatt, chief executive officer of FHR. “In Toronto, all levels of the lodging industry have been affected. Throughout the rest of Canada, the industry has experienced a sharp decline in international visitors, a very important customer segment for FHR.”

“The unprecedented circumstances surrounding SARS, with regards to both the severity and speed at which it affected the Canadian industry, resulted in an inability to replace the drop in international travelers. Although we have taken reasonable measures to control costs during this period, our ability to reduce expenses in line with revenue declines has been adversely affected by these circumstances. We expect the effect of SARS to continue to have an impact on FHR’s important third quarter,” continued Mr. Fatt.

On a comparable basis, revenue per available room (“RevPAR”) for Fairmont’s managed hotels was down 5.9% and RevPAR at FHR’s owned portfolio increased 0.4%. Favorable foreign exchange movements contributed to an improvement in overall results.

	Three months ended		Six months ended
	June 30		June 30

(In millions except EPS amounts)	2003	2002	2003	2002

Operating Revenues[1]	$174.4	$150.3	$342.3	$292.6
EBITDA[2]	43.4	53.2	85.6	91.3
Net Income	40.1	28.9	52.6	42.5
Basic earnings per share (“EPS”)	$0.51	$0.37	$0.66	$0.54

Second Quarter Consolidated Results

Operating revenues increased 16.0% to $174.4 million in 2003 while EBITDA of $43.4 million was down 18.4% from $53.2 million in the second quarter of 2002. Net income for the quarter was $40.1 million compared to $28.9 million in 2002 while basic EPS was $0.51 compared to $0.37 in 2002. The increase in net income is primarily the result of a favorable tax reassessment received in June 2003. This one-time income tax recovery reduced income tax expense by $24.4 million.

As of June 30, 2003, the Canadian dollar had appreciated approximately 17% since December 31, 2002. When compared to the second quarter of 2002, the average Canadian dollar exchange rate for the quarter has appreciated approximately 10%. As a significant portion of FHR’s revenues are earned in Canadian dollars, these currency fluctuations resulted in favorable improvements in revenues and EBITDA.

Second Quarter Ownership Operations

Revenues from hotel ownership improved 15.1% to $153.5 million compared to 2002. This increase relates primarily to the acquisitions of The Fairmont Orchid, Hawaii and the remaining 50% interest in The Fairmont Copley Plaza Boston, which was previously accounted for using the equity method, as well as favorable currency fluctuations.

The Fairmont Scottsdale Princess has performed better than initially expected despite the new hotel supply in Scottsdale in late 2002. The Fairmont Kea Lani Maui experienced a strong second quarter, which helped offset revenue declines at The Fairmont Chateau Whistler and The Fairmont Chateau Lake Louise.

RevPAR was relatively flat at $117.03 compared to $116.51 in the second quarter of 2002, resulting from a 9.0% increase in average daily rate (“ADR”) offset by a 4.8 point drop in occupancy. The Canadian owned hotels experienced a RevPAR decrease of 3.0%, resulting from an occupancy decline of 8.8 points offset by a 12.4% improvement in ADR. RevPAR increased by 2.3% at the U.S. and International comparable portfolio on ADR growth of 4.3% combined with a 1.2 point drop in occupancy.

Equity losses generated from FHR’s investment in Legacy Hotels Real Estate Investment Trust (“Legacy”) were $0.5 million for the second quarter compared to equity income of $4.2 million in 2002. The impact of SARS on Legacy’s portfolio was considerable given its significant exposure to Toronto and other major Canadian cities.

On June 30, 2003, FHR completed the sale of a land block zoned for residential use in Vancouver’s Coal Harbour. FHR received gross proceeds of $11.9 million for its 75% interest in the land, recording a $7.3 million gain on the sale. Overall real estate activities generated $12.3 million in revenues and $6.6 million in EBITDA compared to $7.8 million and $3.1 million, respectively in 2002.

Second Quarter Management Operations

Fairmont

Revenues under management of $365 million increased 5.2% over 2002, mainly from the addition of four new management contracts during the latter half of 2002. Management fee revenues increased to $10.5 million from $10.3 million in 2002, with base fees increasing in line with revenues under management. Expenses included a charge of $1.7 million relating to future employee benefits, which is highly unlikely to be repeated.

RevPAR was down 5.9% during the second quarter, resulting from a 6.6 point drop in occupancy, which was offset by a 4.2% increase in ADR. RevPAR dropped 9.9% at Fairmont’s Canadian comparable portfolio, largely due to an occupancy decline of 11.8 points resulting from the impact of SARS on the Canadian travel industry. Notwithstanding this difficult Canadian environment, strong performance at The Fairmont Banff Springs and favorable currency fluctuations positively impacted operating statistics for FHR’s Canadian properties. The U.S. and International portfolio experienced a RevPAR decline of 3.0% driven by rate pressure experienced at most U.S. city center properties.

Delta

In the second quarter of 2003, revenues under management decreased 5.7% to $81 million resulting in management fee revenues dropping slightly to $2.6 million from $2.8 million in 2002. The primary reason for the decline was the impact of SARS on this purely Canadian portfolio. During the quarter, RevPAR was down 5.6%, due to a 6.5 point drop in occupancy offset by a 4.7% rise in ADR.

Six-Month Consolidated Results

For the six months ended June 30, 2003, operating revenues increased 17.0% to $342.3 million from $292.6 million. Recent acquisition activity and foreign currency fluctuations generated the majority of this increase. EBITDA of $85.6 million was down 6.2% from last year and included $15.9 million from real estate activities in 2003 versus $3.6 million in the first half of 2002.

Equity losses generated from FHR’s investment in Legacy were $6.8 million compared to a loss of $0.3 million in 2002. The impact of SARS on Legacy’s portfolio in the second quarter was considerable given its significant exposure to Toronto and other major Canadian cities.

Net income was $52.6 million compared to $42.5 million in the prior year while basic EPS was $0.66 in 2003 compared to $0.54 in 2002. The increase in net income is a result of a favorable tax reassessment received in June 2003. This one-time income tax recovery reduced income tax expense by $24.4 million.

Capital Expenditures

Hotel related capital expenditures for the quarter and year-to-date totaled $19.8 million and $35.6 million, respectively. Several projects were underway during the quarter including:

•	The renovation of two-thirds of the guestrooms at The Fairmont Copley Plaza Boston (completed in May);
•	The ongoing construction of the meeting facility at The Fairmont Chateau Lake Louise; and
•	Guestroom renovations at The Fairmont Royal Pavilion, which closed in May for approximately six months to complete these improvements.

In addition to the ongoing projects listed above, renovations will begin at The Fairmont Orchid, Hawaii in August, which will include the restaurant, the refurbishment of the spa and the conversion of one guest floor to Fairmont Gold. In October, the renovation of the meeting rooms and final phase of guestrooms will begin at The Fairmont Copley Plaza Boston, which is expected to finish in early 2004.

Over the past few years, FHR has invested significantly in its portfolio, including substantial capital investments in seven of its key properties. Attractive returns on the capital invested are expected to be achieved once the properties realize the full benefit of these improvements, which typically occurs two to three years after completion. FHR currently expects that total capital expenditures in 2003 will be approximately $100 million.

Corporate Activities

On July 3, 2003, Legacy announced that it will purchase the Four Seasons Olympic, a AAA Five Diamond hotel located in Seattle. Subject to the satisfaction of customary closing conditions and third-party approvals, this acquisition will close during the third quarter. Fairmont will operate the property, which will be officially flagged “The Fairmont Olympic Hotel, Seattle”, once the transaction has been completed. Fairmont has agreed to make a payment to Legacy to acquire the long-term management contract.

In July, Delta announced the addition of two franchise agreements. The Delta Quebec was re-flagged on July 1, 2003 and the Delta Fredericton will be re-branded on December 15, 2003. On June 30, 2003, Delta’s management of the Delta Pinnacle in Vancouver, B.C. ceased, for which the Company received a modest termination fee.

On June 5, 2003, FHR entered into an agreement to manage a new $152 million resort in Puerto Rico’s Rio Grande, 25 miles east of San Juan. Discussions regarding the financing of this development are currently underway.

During the quarter, FHR repurchased 497,700 shares at a total cost of $11.8 million. FHR has repurchased a total of 747,100 shares at a total cost of $16.8 million during 2003.

Outlook

“We are encouraged by the early signs of an apparent recovery in the United States. Unfortunately, the Canadian lodging industry remains a significant challenge. In particular, SARS continues to have a considerable impact on demand at our Canadian properties in the third quarter, which is their busiest season,” commented Mr. Fatt.

“We now estimate full-year 2003 EBITDA of $155-$165 million, including approximately $14 million from non-hotel real estate activities. This compares to our previous expectation provided in January of $215-$225 million. We believe that approximately 60% of the decline from this previous guidance is attributable to the impact of SARS. The balance anticipates an ongoing weakness generally in the North American lodging industry throughout the balance of the year and reflects our revised outlook for several properties,” continued Mr. Fatt.

FHR estimates that EPS for the year will be between $0.81–$0.89. Excluding the impact of the favorable tax reassessment received in June, FHR estimates its annual tax rate to remain at 27%.

“The Fairmont Orchid was acquired in December 2002 and re-branded in January. As a result, 2003 was planned as a repositioning year for the resort. Although soft group demand was originally projected, individual leisure bookings have been weaker than initially expected,” said Mr. Fatt. “The Bermuda market is experiencing weaker demand generally than was originally projected. Consequently, performance at our two properties is expected to be in line with 2002 results although below our initial expectations for this year.”

“Finally, while our expectations in Boston were modest given the extensive renovation activities at our property, the city generally continues to be weaker than anticipated and is currently one of the most challenging markets in the U.S. Given the recent softness, we have elected to accelerate the meeting room renovations to the fall of 2003 as opposed to 2004. Although this will have a further negative effect on 2003 results, it will better position our property for the recovery.”

“We continue to manage our business based on the assumption that following this difficult period, FHR will enjoy a sharp recovery in 2004 relative to our current 2003 expectations. We recognize that a considerable effort will need to be made to ensure Canada is once again considered an attractive travel destination. In addition to Company initiatives, all levels of government and tourism groups are participating in promotional activities to stimulate Canadian visitation,” said Mr. Fatt. “Our significant investment in many of our world-class properties and the recent acquisition of two key properties position us well for growth next year.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 80 luxury and first-class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

FHR will hold a conference call today, July 24, 2003 at 1:30 p.m. Eastern Time to discuss these results. To participate, please dial 416.695.5806 or 1.800.273.9672 approximately 10 minutes prior to the beginning of the call to receive clearance from the operator. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. Eastern Time on July 24, 2003 through to 3:30 p.m. Eastern Time on July 31, 2003 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #1442419. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended			Six months ended
	June 30			June 30

	2003	2002	Variance	2003	2002	Variance

OWNED HOTELS
Worldwide
RevPAR	$117.03	$116.51	0.4%	$116.15	$116.17	0.0%
ADR	208.08	190.95	9.0%	202.00	189.79	6.4%
Occupancy	56.2%	61.0%	(4.8 points)	57.5%	61.2%	(3.7 points)
Canada
RevPAR	$85.97	$88.59	(3.0% )	$86.12	$85.91	0.2%
ADR	154.61	137.59	12.4%	147.65	133.24	10.8%
Occupancy	55.6%	64.4%	(8.8 points)	58.3%	64.5%	(6.2 points)
U.S. and International
RevPAR	$145.03	$141.83	2.3%	$143.21	$143.62	(0.3% )
ADR	255.25	244.73	4.3%	252.35	246.57	2.3%
Occupancy	56.8%	58.0%	(1.2 points)	56.8%	58.2%	(1.4 points)
FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$107.11	$113.85	(5.9% )	$99.61	$104.97	(5.1% )
ADR	175.85	168.78	4.2%	170.14	164.54	3.4%
Occupancy	60.9%	67.5%	(6.6 points)	58.5%	63.8%	(5.3 points)

	Three months ended				Six months ended
	June 30				June 30

	2003	2002	Variance		2003	2002	Variance

Canada
RevPAR	$82.62	$91.68	(9.9%	)	$74.62	$78.85	5.4% )
ADR	137.95	127.89	7.9%		129.11	119.64	7.9%
Occupancy	59.9%	71.7%	(11.8 points)		57.8%	65.9%	(8.1 points)
U.S. and International
RevPAR	$134.79	$138.99	(3.0%	)	$127.69	$134.56	(5.1% )
ADR	217.21	221.84	(2.1%	)	215.01	219.18	(1.9% )
Occupancy	62.1%	62.7%	(0.6 points)		59.4%	61.4%	(2.0 points)
DELTA MANAGED HOTELS
Worldwide
RevPAR	$56.27	$59.59	(5.6%	)	$51.85	$51.22	1.2%
ADR	94.10	89.90	4.7%		88.31	84.41	4.6%
Occupancy	59.8%	66.3%	(6.5 points)		58.7%	60.7%	(2.0 points)

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. Although no hotels were excluded due to the impact of major renovations, the following properties were not included as they were not part of the portfolio for the entire current and prior period:

Owned:	The Fairmont Orchid, The Fairmont Copley Plaza Boston
Fairmont Managed:	The Fairmont Orchid, The Fairmont Washington, The Fairmont Sonoma Mission Inn & Spa, The Fairmont Dubai
Delta Managed:	Delta Sun Peaks Resort, Delta St. Eugene Mission Resort

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). FHR’s calculation of operating revenues may be different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

	June 30	December 31
	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$49.7	$49.0
Accounts receivable	68.8	47.0
Inventory	14.3	12.5
Prepaid expenses and other	22.9	10.9

	155.7	119.4
Investments in partnerships and corporations (note 3)	52.9	68.9
Investment in Legacy Hotels Real Estate Investment Trust	102.1	96.4
Non-hotel real estate	93.8	88.8
Property and equipment	1,619.5	1,441.1
Goodwill	130.1	123.0
Intangible assets	209.7	201.7
Other assets and deferred charges	90.8	83.7

	$2,454.6	$2,223.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$107.7	$101.3
Taxes payable	4.2	5.3
Dividends payable	2.4	2.4
Current portion of long-term debt	73.4	72.3

	187.7	181.3
Long-term debt	584.5	463.2
Other liabilities	92.9	82.8
Future income taxes (note 4)	78.0	96.4

	943.1	823.7

Shareholders’ equity (note 5)	1,511.5	1,399.3

	$2,454.6	$2,223.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Revenues
Hotel ownership operations	$153.5	$133.4	$293.9	$257.2
Management operations	8.6	9.1	17.2	15.4
Real estate activities	12.3	7.8	31.2	20.0

	174.4	150.3	342.3	292.6
Other revenues from managed and franchised properties	7.5	7.3	14.5	13.9

	181.9	157.6	356.8	306.5
Expenses
Hotel ownership operations	118.2	95.8	223.7	180.5
Management operations	7.5	4.3	11.4	8.7
Real estate activities	5.7	4.7	15.3	16.4

Operating expenses	131.4	104.8	250.4	205.6
Other expenses from managed and franchised properties	7.5	7.3	14.5	13.9

	138.9	112.1	264.9	219.5
Income (loss) from equity investments and other	0.4	7.7	(6.3)	4.3

Operating income before undernoted items	43.4	53.2	85.6	91.3
Amortization	17.2	14.3	33.5	28.0
Other (income) expenses, net	—	0.6	—	(6.1)
Reorganization and corporate expenses	—	1.5	—	1.3
Interest expense, net	8.3	4.0	14.2	8.5

Income before income tax expense and non-controlling interest	17.9	32.8	37.9	59.6

Income tax expense
Current	1.2	3.7	6.5	7.9
Future (note 4)	(23.4)	(0.3)	(21.2)	8.5

	(22.2)	3.4	(14.7)	16.4

Non-controlling interest	—	0.5	—	0.7

Net income	$40.1	$28.9	$52.6	$42.5

Weighted average number of common shares outstanding (in millions) (note 5)
Basic	79.4	78.6	79.3	78.6
Diluted	80.1	80.2	80.0	80.0
Basic earnings per common share	$0.51	$0.37	$0.66	$0.54
Diluted earnings per common share	$0.50	$0.36	$0.66	$0.53

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Cash provided by (used in)
Operating activities
Net income	$40.1	$28.9	$52.6	$42.5
Items not affecting cash
Amortization of property and equipment	16.6	13.8	32.2	26.8
Amortization of intangible assets	0.6	0.5	1.3	1.2
(Income) loss from equity investments and other	(0.4)	(7.7)	6.3	(4.3)
Future income taxes	(23.4)	(0.3)	(21.2)	8.5
Non-controlling interest	—	0.5	—	0.7
Distributions from investments	4.4	5.1	4.4	5.1
Other	(10.4)	(2.8)	(7.7)	(8.0)
Change in non-hotel real estate	2.7	(4.4)	10.1	3.9
Changes in non-cash working capital items (note 6)	(22.9)	(28.1)	(34.6)	(36.2)

	7.3	5.5	43.4	40.2

Investing activities
Additions to property and equipment	(19.8)	(21.1)	(35.6)	(52.3)
Acquisitions, net of cash acquired (note 3)	—	—	6.0	—
Investments in partnerships and corporations	(0.6)	(3.0)	(0.7)	(3.0)

	(20.4)	(24.1)	(30.3)	(55.3)

Financing activities
Issuance of long-term debt	23.2	—	146.7	39.0
Repayment of long-term debt	(1.0)	(1.3)	(143.5)	(24.7)
Issuance of common shares	0.1	0.1	0.1	0.5
Repurchase of common shares	(11.8)	(0.5)	(16.8)	(1.2)
Dividends paid	—	—	(2.4)	(1.6)

	10.5	(1.7)	(15.9)	12.0

Effect of exchange rate changes on cash	2.0	3.6	3.5	2.2

(Decrease) Increase in cash	(0.6)	(16.7)	0.7	(0.9)
Cash — beginning of period	50.3	68.5	49.0	52.7

Cash — end of period	$49.7	$51.8	$49.7	$51.8

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Balance — Beginning of period	$49.8	$(6.0)	$38.5	$(19.6)
Net income	40.1	28.9	52.6	42.5

	89.9	22.9	91.1	22.9
Repurchase of common shares (note 5)	(4.3)	—	(5.5)	—
Dividends	(2.4)	(1.6)	(2.4)	(1.6)

Balance — End of period	$83.2	$21.3	$83.2	$21.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At June 30, 2003, FHR managed 80 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at June 30, 2003, managed 41 luxury Fairmont branded properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at June 30, 2003. In addition to hotel and resort management, at June 30, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and one in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development. Results for the three and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. The related results of operations from these assets classified as held for sale will be reported in discontinued operations if certain criteria are met, with reclassification of prior year’s related operating results. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

3.	Acquisition

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. Certain acquisition costs have been estimated in the purchase price equation and have not yet been finalized. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 1, 2006 and bears interest at floating rates based on LIBOR plus 225 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 6.5%.

The total cost of the hotel, including the 50% interest already owned, acquisition costs of $0.5 less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

4.	A $24.4 million recovery of future income tax was recorded in June 2003 as a result of a favorable tax reassessment.

5.	Shareholders’ equity

	June 30,	December 31,
	2003	2002

Common shares	$1,201.3	$1,191.5
Contributed surplus	141.9	141.9
Foreign currency translation adjustments	85.1	27.4
Retained earnings	83.2	38.5

	$1,511.5	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

	(in millions)		(in millions)

Weighted-average number of common shares outstanding — basic	79.4	78.6	79.3	78.6
Stock options	0.7	1.6	0.7	1.4

Weighted-average number of common shares outstanding — diluted	80.1	80.2	80.0	80.0

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 7.8 million or 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion and, under the current program, can be made until October 2, 2003. During the six months ended June 30, 2003, FHR repurchased 747,100 shares (497,700 shares for the second quarter) for total consideration of $16.8 ($11.8 for the second quarter), of which, $11.3 was charged to common shares and $5.5 was charged to retained earnings. During the six months ended June 30, 2003, FHR issued 13,794 shares (11,844 shares for the second quarter) pursuant to the Key Employee Stock Option Plan (“KESOP”). $0.1 was credited to common shares for options exercised. At June 30, 2003, 79,046,316 common shares were outstanding (2002 — 78,624,010).

During the six months ended June 30, 2003, 107,000 (107,000 in the second quarter) stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Reported net income	$40.1	$28.9	$52.6	$42.5
Net income assuming fair value method used	$39.6	$28.5	$51.9	$42.1
Assuming fair value method used
Basic earnings per share	$0.50	$0.36	$0.65	$0.54
Diluted earnings per share	$0.49	$0.36	$0.65	$0.53

The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Expected dividend yield	0.3%	0.2%	0.3%	0.2%
Expected volatility	36.2%	32.0%	36.2%	32.0%
Risk-free interest rate	4.16%	4.24%	4.16%	4.24%
Expected option life in years	3.6	4.0	3.6	4.0

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

6.	Changes in non-cash working capital:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Decrease (increase) in current assets
Accounts receivable	$(0.2)	$(12.0)	$(9.9)	$(17.8)
Inventory	0.3	(1.5)	(0.5)	(1.2)
Prepaid expenses and other	(9.1)	(8.1)	(10.0)	(10.8)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(8.2)	(5.0)	(11.2)	(4.3)
Taxes payable	(5.7)	(1.5)	(3.0)	(2.1)

	$(22.9)	$(28.1)	$(34.6)	$(36.2)

7.	In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 9.0%.

8.	Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $11.6 million related to debts incurred by hotels in which it holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees is equal to the term of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amount has been recorded in the financial statements for amounts owing under these guarantees.

Business dispositions

In the sale of all or a part of a business, we may agree to indemnify against claims for FHR’s past business practices in the areas of tax and environmental matters. The term of such indemnification is subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents us from estimating the maximum potential liability we could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $9 million related to potential claims under the indemnifications made to date.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

9.	Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. The Company’s policy is to not use derivative financial instruments for trading or speculative purposes.

At the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company assesses the effectiveness of the hedge at the inception and throughout the hedge by considering factors such as the term of the hedging instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to the portion of the derivative instruments that are no longer deemed to be effective or do not meet the criteria of a hedge in the consolidated statement of income.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

FHR designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate swaps. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as an adjustment to revenues or expenses, as applicable, when the cash flows are recorded.

At June 30, 2003, the Company held options to sell $81.1 million Canadian dollars at average exchange rates of $0.712 during the third quarter of 2003. FHR acquired these options to manage exchange rate exposures relating to the cash flows generated by the Canadian operations. At June 30, 2003, the fair value of these options was approximately $0.1. At June 30, 2003, FHR had outstanding, two interest rate hedges to cap LIBOR at 6.5% on the mortgage secured by The Fairmont Copley Plaza Boston (note 3) and to cap LIBOR at 9.0% on the mortgage secured by The Fairmont Kea Lani Maui (note 7). At June 30, 2003, the fair market value of the interest rate hedge agreements approximates their carrying value.

10.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

11.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and one in the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income (loss) from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended June 30, 2003

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$153.5	$—	$12.3	$10.5	$2.6	$(4.5)	$174.4
Other revenues from managed and franchised properties	—	—	—	5.8	1.7	—	7.5

							181.9
Income (loss) from equity investments and other	0.9	(0.5)	—	—	—	—	0.4
EBITDA	31.7	(0.5)	6.6	3.7	1.9	—	43.4
Total assets (b)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	19.4	—	—	0.4	—	—	19.8

	Three months ended June 30, 2002

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$133.4	$—	$7.8	10.3	2.8	$(4.0)	$150.3
Other revenues from managed and franchised properties	—	—	—	5.2	2.1	—	7.3

							157.6
Income (loss) from equity investments and other	3.5	4.2	—	—	—	—	7.7
EBITDA	37.1	4.2	3.1	6.7	2.1	—	53.2
Total assets (b)	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	19.8	—	—	1.3	—	—	21.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

	Six months ended June 30, 2003

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$293.9	$—	$31.2	$20.9	$5.7	$(9.4)	$342.3
Other revenues from managed and franchised properties	—	—	—	10.6	3.9	—	14.5

							356.8
Income (loss) from equity investments and other	0.5	(6.8)	—	—	—	—	(6.3)
EBITDA	61.3	(6.8)	15.9	10.8	4.4	—	85.6
Total assets (b)	2,087.3	102.1	105.6	348.0	77.0	(265.4)	2,454.6
Capital expenditures	35.0	—	—	0.6	—	—	35.6

	Six months ended June 30, 2002

	Ownership			Management

			Real estate			Inter-segment
	Hotel Ownership	Legacy	activities	Fairmont	Delta	Elimination (a)	Total

Operating revenues	$257.2	$—	$20.0	$19.0	$5.0	$(8.6)	$292.6
Other revenues from managed and franchised properties	—	—	—	9.8	4.1	—	13.9

							306.5
Income (loss) from equity investments and other	4.6	(0.3)	—	—	—	—	4.3
EBITDA	72.6	(0.3)	3.6	11.9	3.5	—	91.3
Total assets (b)	1,732.7	63.3	93.6	198.4	74.1	(188.5)	1,973.6
Capital expenditures	49.7	—	—	2.6	—	—	52.3

(a)	Revenues represent management fees that are charged by Fairmont of $4.4 (2002 — $3.9) and $9.3 (2002 — $8.5) for the three and six months ended June 30, 2003 respectively, and Delta of $0.1 (2002 — $0.1) and $0.1 (2002 — $0.1) for the three and six months ended June 30, 2003 respectively, to the hotel ownership operations, which are eliminated on consolidation. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b)	Hotel ownership assets include $39.1 (2002 — $55.2) of investments accounted for using the equity method.